SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2022

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SEABRIDGE GOLD INC.

(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 99.1 and 99.2 hereto are incorporated by reference (as exhibits) to the Company’s registration statements on Form S-8 (File No. 333-211331) and Form F-10 (File No. 333-251081), as may be amended and supplemented.

Certain identified information has been excluded from Exhibit 99.2 because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed; such information is indicated by [***].

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: March 15, 2022

EXHIBIT INDEX

Exhibit 99.1	Material Change Report dated March 7, 2022, with respect to Seabridge’s wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), agreement to sell a secured note (the “Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM project located in northern British Columbia, Canada (the “KSM Project”), to Sprott Resource Streaming and Royalty Corp. (“Sprott”) and Ontario Teachers’ Pension Plan (“Ontario Teachers”, and together with Sprott, the “Investors”) for US$225 million (approximately C$285 million at the current exchange rate) on February 25, 2022.

Exhibit 99.2	Subscription Agreement between KSMCo and Sprott and Ontario Teachers.*

*	Certain identified information has been excluded from Exhibit 99.2 because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed; such information is indicated by [***].

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